SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report: July 26, 2004

Date of Earliest Event Reported: July 23, 2004

WordLogic Corporation

(Exact Name of Registrant as Specified in its Charter)

Nevada	000-32865	88-0422023
(State of Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

650 West Georgia Street, Suite 2400
Vancouver, British Columbia, Canada V6B 4N7
(Address of Principal Executive Offices)

(604) 257-3600
Registrants Telephone Number

(Former Name or Address of Registrant)

Item 5. Other Events and Regulation FD Disclosure.

WordLogic Corporation - Full text of July 23, 2004 press release follows:

Hewlett-Packard and WordLogic Reach a Settlement

VANCOUVER, British Columbia – (BUSINESS WIRE)-July 23, 2004 -WordLogic Corporation (OTCBB:WLGC) announced today that it has reached a settlement regarding WordLogic's alleged copyright infringement suit against HP. Under the terms of the settlement, neither company could comment on the terms of the settlement.

In December 2002, WordLogic filed action in the United States District Court for the Northern District of California (San Jose Division) against HP, and was scheduled for trial later this year.

"This is a very positive result for everyone concerned. We are pleased to have this dispute behind us." stated Frank Evanshen, CEO of WordLogic Corporation.

 About WordLogic Corporation: WordLogic Corporation is a progressive developer and licenser of advanced text input software for wireless information devices. WordLogic addresses the need of mobile device manufacturers to offer their customers a simpler and easier method of entering information into mobile devices. Incorporated in the United States, the company's research, testing and marketing facilities are located in Vancouver, Canada.

This release contains 'forward-looking statements' within the meaning of Section 27A of the Securities Act of 1933 and Section 21B of the Securities Exchange Act of 1934. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, goals, assumptions or future events or performance are not statements of historical fact and may be 'forward-looking statements'. 'Forward-looking statements' are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated. Forward-looking statements in this action may be identified through the use of words such as 'expects', 'will', 'anticipates', 'estimates', believes', or statements indicating certain actions 'may', 'could', or 'might' occur.

Contact:

WordLogic Corporation
Robert Barton
Corporate Relations
(604) 257-3660
Email: rbarton@wordlogic.net

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WORDLOGIC CORPORATION

Date: July 26, 2004   By: \s\   Frank R. Evanshen, President
                                                                       Frank R. Evanshen
                                                                       President

Date: July 26, 2004   By: \s\   T. Allen Rose, CFO
                                                                       T. Allen Rose
                                                                       Chief Financial Officer